October 11, 2006

Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, D.C. 20549

Attention: Dale Welcome

Re:	Rinker Group Limited

Form 20-F for the Fiscal Year Ended March 31, 2006 File No. 001-31823 Filed May 23, 2006

Ladies and Gentlemen:

This letter is in response to the comments received by Rinker Group Limited (the “Company”) from the Staff of the Commission by letter dated September 18, 2006, relating to the above-referenced Annual Report on Form 20-F, File No. 001-31823 (the “Annual Report”).  The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, the Company has incorporated into this response letter.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2006

SELECTED FINANCIAL DATA, PAGE 8

1.                        In future filings, please expand your selected financial data to disclose dividend information, in Australian dollars, as required by Item 3.A.2 of Form 20-F.

Response:  The Company acknowledges the Staff’s comment and will expand disclosure in future Annual Reports on Form 20-F to include the Company’s selected financial data dividend information in Australian dollars.

CRITICAL ACCOUNTING POLICIES, PAGE 41

2.                        You disclose in the second paragraph that “Under A-IFRS, goodwill is no longer amortized, and no significant differences in the reconciliation of profit between A-IFRS and US GAAP remain.”  Based on the US GAAP reconciliation to A-IFRS in Note 40 to the financial statements, please reconsider the appropriateness of this statement.

Response:  The Company advises the Staff that the Company believes that the differences in the reconciliation of A-IFRS and US GAAP are individually and in aggregate immaterial.

The Company considered both the qualitative and quantitative factors of materiality, using the guidelines provided in Staff Accounting Bulletin (“SAB”) Topic 1.M, Materiality.  On a quantitative basis, the individual reconciling differences were less than five percent of net profit for both the 2006 and 2005 fiscal year ends.  In aggregate, the reconciling differences were a small percentage of net profit (0.3% and 1.5%) and net equity (1.5% and 2.3%) in fiscal 2006 and 2005, respectively.  For each of the reconciling differences, the Company assessed the qualitative factors as listed in SAB Topic 1.M and concluded that the reconciling differences were not material to the overall financial statements.

Notwithstanding the above, the Company advises the Staff that in future Annual Reports on Form 20-F the Company will strike the sentence reading “Under A-IFRS, goodwill is no longer amortized and no significant differences in the reconciliation of profit between A-IFRS and US GAAP remain.”  The preceding sentence referring the reader to the US GAAP reconciliation to A-IFRS will be retained.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, PAGE 68

3.                        In future annual filings, please expand your table of contractual obligations, or provide footnote disclosure to the table, to include the estimated cash requirements for interest on your long-term debt.  Refer to footnote 46 of Release No 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Response:  The Company acknowledges the Staff’s comment and will include the estimated cash requirements for interest on long-term debt in future Annual Reports on Form 20-F.

ITEM 15 – CONTROLS AND PROCEDURES, PAGE 136

4.                        We note that you concluded that your disclosure controls and procedures are effective in timely alerting your Chief Executive Officer and Chief Financial Officer of material information required to be included in your periodic SEC filings.  This statement does not refer to the correct language as defined in Rule 13a-15(e) of the Exchange Act.  In this regard, please confirm to us that your disclosure controls and procedures are effective with respect to rules as defined in Rule 13a-15(e) of the Exchange Act.  In addition, please revise your future filings to state the full definition of disclosure controls and procedures in your conclusion.  Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Response:  The Company confirms that disclosure controls and procedures are effective with respect to rules as defined in Rule 13a-15(e) of the Exchange Act.  The Company will state the full definition of disclosure controls and procedures in future Annual Reports on Form 20-F.

FINANCIAL REPORT, PAGE F-1

CONSOLIDATED BALANCE SHEET, PAGE F-5

5.                        Please tell us what consideration you gave to disclosing the following information, for each class of share capital, as required by paragraph 76 of IAS 1:

•                  The number of shares authorized;

•                  Par value per share, or that the shares have no par value;

•                  The rights, preferences and restrictions attaching to that class including restrictions on the distribution of dividends and the repayment of capital;

•                  Shares in the entity held by the entity or by its subsidiaries or associates; and

•                  Shares reserved for issue under options and contracts for the sale of shares, including the terms and amounts.

Response:  The Company advises the Staff that it has considered the disclosures required under paragraph 76 of IAS 1 and the disclosures were not considered relevant to the user of the financial statements as the disclosures did not have a material impact on the overall financial statements.  Specifically, the following factors were considered:

•                    under the Australian Corporations Act 2001, the concepts of par value and shares authorized do not exist;

•                    the Company has disclosed in Note 23 to the audited consolidated financial statements that the fully paid ordinary shares carry one vote per share and have the right to dividends;

•                    there are no rights, preferences and restrictions attaching to shares outstanding which are considered unusual or otherwise require disclosure;

•                    under the Australian Corporations Act 2001, neither the Company, nor its subsidiaries, may own Company shares;

•                    shares held in trust for employees are disclosed in Notes 24 and 26 to the audited consolidated financial statements; and

•                    there are no shares reserved for issue.

The Company acknowledges that IAS 1 requires a disclosure that shares have no par value.  The Company omitted this disclosure because the Australian Corporations Act 2001 does not include the concept of par value.  The Company believed that a statement of that fact was not necessary for the users of the financial statements because these rules are applicable to all Australian companies.  However, in future Annual Reports on Form 20-F, the Company will add the following disclosure:

Changes to the then Corporations Law abolished the authorized capital and par value concepts in relation to share capital from 1 July 1998. Therefore, the Company does not have a limited amount of authorized capital and issued shares do not have a par value.

FUNCTIONAL AND PRESENTATION CURRENCY, PAGE F-8

6.                        We note that the “average rate” you use for income/expense items that are translated is determine by using the closing rate for the month the transaction occurred.  Please tell us how using this rate creates an average rate as contemplated by paragraph 40 of IAS 21.  Please confirm that the use of this method does not result in materially different results for your consolidated or segment results than had you utilized a different method of determining the “average rate” for the periods presented.

Response: The Company confirms that the average rate calculated results in an average as described in paragraph 40 of IAS 21, which states:

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.  However, if exchange rates fluctuate significantly, the use of the average rate for a period is inappropriate.

The average rate, as calculated by the Company, approximates the actual rate at the date of the transaction as allowed by IAS 21.  Using a different method for averaging rates would not materially change the results of the Company for the fiscal years ended March 31, 2006 and 2005. This is because the Australian dollar results comprise only 18% and 22% of the net profit of the Company for the fiscal years ended March 31, 2006 and 2005, respectively.  Additionally, Australian dollar currency rates have not fluctuated significantly in comparison to the US dollar over the fiscal years ended March 31, 2005 and 2006, respectively.  To illustrate the statements above, the Company has calculated net profit using the average of the daily hedge settlement rates sourced from Bloomberg.  The impact on net profit of using the Company’s average rate as opposed to an average of the daily hedge settlement rates sourced from Bloomberg was approximately 0.1% and less than 0.1% for the fiscal years ended March 31, 2006 and 2005, respectively.  The impact on the net profit segment disclosure for Readymix (0.4% and 0.1%), corporate (0.5% and 0.3%) and net finance (0.5% and 0.2%) (representing the segments with exposure to Australian currency rates) for the fiscal years ended March 31, 2006 and 2005, respectively, is likewise immaterial. Based on this, the Company confirms that its method for calculating the average rate does not result in materially different results for the Company’s consolidated or segment results than utilizing a different method for determining the average rate.

REVENUE RECOGNITION, PAGE F-9

7.                        Tell us supplementally when you transfer to the buyer the significant risks and rewards of ownership of the goods.  Specifically, when does title transfer?  Tell us of any circumstances for which you would recognize revenue prior to the delivery of the goods.  Tell us what consideration you have given to disclosing this additional information.

Response: The Company confirms that title is transferred to the buyer upon delivery for concrete, block, cement, asphalt, aggregates, and gypsum.  For pipe, title is also transferred upon delivery except in certain rare instances as noted below.

The policy for accounting for these products is included in the Company’s significant accounting policy on revenue recognition.

A revenue recognition policy not described above is related to the Company’s immaterial road paving operation.  For this operation, included in the concrete, block, and asphalt segment, revenue is recognized as work is completed, which is as asphalt is put in place.  The road paving operation also includes other work, such as grading, and revenues for those activities are also recorded as the specific activities are completed.  The total amount of such revenue in the fiscal years ended March 31, 2006 and 2005 was US$31.3 million (0.6% of total revenue) and US$35.4 million (0.8% of total revenue), respectively.

Certain instances where the Company recognized revenue in advance of shipment are also not included in the Company’s revenue recognition policy.  In rare instances a pipe customer will request that the Company hold inventory that has been manufactured to their specifications.  Revenue is only recognized in this instance if 1) risk of ownership of the goods has passed to the buyer, 2) a formal order has been received, 3) the buyer has made this request in writing and has a specific business reason, 4) the buyer has committed to a fixed delivery schedule consistent with their business purpose, 5) all performance obligations have been agreed and fulfilled by the Company, 6) the goods have been segregated and are not used for other orders, and 7) the goods are complete and ready for shipment.  The Company believes that this revenue recognition policy complies with SAB Topic 13.3.a.  The total amount of revenue recognized under these arrangements in the fiscal years ended March 31, 2006 and 2005 was US$4.0 million (less than 0.1% of total revenue) and US$1.8 million (less than 0.1% of total revenue), respectively.

The Company considered the amounts related to the above two items immaterial and did not consider additional disclosures necessary.

INVENTORIES, PAGE F-9

8.                        Your inventory policy disclosure states that a “major portion is valued on either a first-in-first-out or average cost basis.”  We assume that you have used the specific identification method for those inventories not valued on either a first-in-first-out or average cost basis.  Refer to paragraphs 23 and 25 of IAS 2.  Please confirm our assumption and tell us what consideration you have given to disclosing this basis of valuing your inventories.

Response:  The Company confirms the Staff’s assumption that specific identification is the other method used to value inventory.  Specific identification was used in the Prestress business.  Prestress inventory of US$0.5 million as at March 31, 2006 and US$7.5 million as at March 31, 2005 was included in the Company’s inventory balance.  Because the specific identification method used in the Prestress business applies to only a small percentage of total inventory (0.2% as at March 31, 2006 and 2.4% as at March 31, 2005), the Company considered these amounts to be immaterial and that additional disclosure of this method was, therefore, unnecessary.

ACQUISITION OF ASSETS, PAGE F-10

9.                        Tell us supplementally the nature of the assets you are referring to with regard to this accounting policy as well as the nature of the “costs incidental to their acquisition.” Tell us what consideration was given to providing these additional disclosures.

Response:  The Company advises the Staff that it is referring to assets acquired through a business combination.

Examples of these costs may include legal fees, taxes, appraisals, engineering investigations (such as drilling) or other fees related to acquiring the business.  These costs are typically not a significant component of the acquisition cost and therefore additional disclosure was considered immaterial and not necessary.

DEFINED BENEFIT SUPERANNUATION PLANS, PAGE F-11

10.                 We assume your reference to AASB 119 and AASB 2004-3 correlate to effective dates set forth in paragraph 159B of IAS 19.  Please confirm our assumption and indicate what consideration you gave to disclosing the impact this early adoption had on your financial statements.

Response:  The Company confirms to the Staff that the effective dates of revised AASB 119 and AASB 2004-3 correlate to the effective dates set forth in IAS 19 paragraph 159B.  Revised AASB 119 is effective for periods beginning on or after January 1, 2006 (AASB 119 paragraph Aus1.2) and early adoption is permitted for periods beginning on or after January 1, 2005 (AASB 119 paragraph Aus1.3).  The Company changed its accounting policies on April 1, 2005 to comply with A-IFRS and concurrently early adopted revised AASB 119 and AASB 2004-3.  The transition to A-IFRS was accounted for in accordance with AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards”, and accordingly AASB 119 and AASB 2004-3 were applied from April 1, 2004, the date of transition to A-IFRS.

When the Australian Accounting Standards Board issued the original AASB 119 (July 2004), it required that actuarial gains and losses be recognized in full in the income statement.  In issuing the revised AASB 119 (December 2004), the AASB modified their previous decision and allowed a choice of three methods in respect of the recognition of actuarial gains and losses: full recognition through profit or loss (per the July 2004 Standard), the ‘corridor’ approach, or full recognition directly in retained earnings. These methods are consistent with IAS 19.

The objective of AASB 2004-3 was to make amendments to other Australian Accounting Standards as a consequence of the release of revised AASB 119 in December 2004.  AASB 2004-3 amended AASB 101, “Presentation of Financial Statements”, to require that a “statement of recognized income and expense” be presented when actuarial gains or loss are recognized in retained earnings.  As indicated above, the Company adopted revised AASB 119 upon transition to A-IFRS.  The effect of the transition to A-IFRS is disclosed in Note 1 of the audited consolidated financial statements.  Further, the total amount of actuarial gains or losses taken directly to equity is separately disclosed in the Statement of Recognized Income and Expense for the fiscal years ended March 31, 2006 and 2005.  The Company believes that the disclosures made were adequate and no additional disclosure on the effect of early adoption was necessary.

GOODS AND SERVICES TAX (GST), PAGE F-12

11.                 Please tell us more about the nature of GST.  Specifically address why such amounts incurred on a purchase of goods and services would not be recoverable from the taxation authority.  Tell us what consideration you have given to disclosing this additional information.

Response: The Company advises the Staff that the Goods and Services Tax (GST) is an Australian tax on the supply of goods and services which is ultimately borne by the consumer but is collected at each stage of the production and distribution chain.  The Company refers the Staff to the Urgent Issues Group (UIG) Interpretation 1031, “Accounting for the Goods and Services Tax” (copy attached as Appendix 1). As discussed in UIG 1031 the GST legislation provides that the price quoted for the supply of goods and services and the price paid by the purchaser must include the amount of the GST.  The GST is collected on behalf of the taxation authority.  Where an entity undertakes taxable and GST-free activities, it is entitled to claim input tax credits and recover from the taxation authority the GST included in the purchase price of supplies.  Where an entity undertakes input-taxed activities, the GST is not recoverable by the Company.  There are limited circumstances for the Company where the tax would not be recoverable and therefore separate disclosure was not considered necessary.  However, in future

Annual Reports on Form 20-F, the Company will modify the disclosure.  See the response to the Staff’s comment no. 12 for the proposed disclosure.

12.                 We also do not understand your statement that “Revenues, expenses and assets are recognized net of the amount of GST, except:…where receivables and payables are stated with the amount of GST included.”  Please clarify this statement for us and tell us what consideration you have given to clarifying this disclosure.

Response:  The Company advises the Staff that in accordance with UIG 1031, revenues and expenses must be recognized net of GST except where the GST is not recoverable from the taxation authority.  Receivables and payables are to be recognized on a gross basis, that is inclusive of the amount of GST because the total amount of the transaction as represented by the price is the amount that will be paid or received by the entity.  The net amount of GST receivable from, or payable by the entity, to the taxation authority is also recognized as part of receivables or payables in the balance sheet.  The Company believes the accounting policy adequately reflects the accounting treatment required by the UIG.  However, in future Annual Reports on Form 20-F the Company will modify the first two paragraphs of its disclosure to read as follows:

The Goods and Services Tax (GST) is a tax on the supply of goods and services which is ultimately borne by the consumer but is collected at each stage of the production and distribution chain.  The Company accounts for the impact of GST consistent with Urgent Issues Group Interpretation 1031, “Accounting for the Goods and Services Tax”.  Revenues and expenses are generally recognized net of the amount of GST.  Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, the GST is recognized as part of the expense.  Non-tax deductible entertainment expenditures are the principal common GST expenditures not recoverable from the taxation authority.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

NOTE 1 – IMPACTS OF THE ADOPTION OF A-IFRS, PAGE F-13

EFFECT OF A-IFRS ON THE CASH FLOW STATEMENT FOR THE FINANCIAL YEAR ENDED 31 MARCH 2005, PAGE F-15

13.                 We note the adoption of A-IFRS resulted in the reclassification of payments for shares purchased for long-term employees incentive plans from net cash from operating activities to cash flows from financing activities.  Given that the underlying payment for shares is for employee compensation plans, tell us why such payments are not more appropriately classified as an operating activity under IFRS 7.  Also address the appropriateness of this classification for US GAAP purposes.

Response: The Company advises the Staff that the Company pre-purchases entity shares to fix the cost of the shares to be given to employees upon meeting the market-based and service-based performance conditions.  The Company believes the related cash flow most closely resembles a financing transaction under IAS 7.  IAS 7 paragraph 17 (b) includes as financing activities, “cash payments to owners to acquire or redeem entity’s shares.”  IAS 7, paragraph 6 defines operating activities as “activities that are not investing or financing activities.”  The Company can find no reference in IAS 7 that allows it to re-characterize purchases of shares as an operating activity contrary to the definition in paragraph 17 (b).

The Company’s decision to pre-purchase shares on market is a funding decision separate from the Company’s decision to grant the award for compensation purposes.  The Company could have structured the plan to issue shares to the employees instead of purchasing them on-market.  However, the Company is currently buying back shares under publicly announced buyback plans, and issuing new shares to the employees would not align with the Company’s capital strategy.  The Company believes the share purchases should be classified consistently with general share buyback in the cash flow statement.  By analogy, if a U.S. company bought back shares, and did not cancel shares purchased upon receipt; all the shares bought back would be recorded as treasury shares and classified as a financing activity.  No specific repurchase would ever be associated with the stock-based compensation plans, and subsequent use of the shares in an employee compensation plan would not impact the original, appropriate, classification of the share repurchase as a financing activity.

The Company believes that based on the objectives and reasons for undertaking the on-market repurchases of the Company’s shares, the most appropriate cash flow treatment is classification as a financing transaction as it represents a distinct funding decision by management.

The Company advises the Staff that in accordance with Item 17 (2) (iii) of the Form 20-F Instructions, an entity must provide a statement of cash flows prepared in accordance with either generally accepted accounting principles in the US or with International Accounting Standard No. 7 (IAS 7).  The Company’s cash flow statement complies with IAS 7 and therefore the US GAAP cash flow statement is not applicable.

NOTES TO THE RECONCILIATIONS OF INCOME AND EQUITY – GOODWILL, PAGE F-15

14.                 We note your disclosure that you have ‘elected not to restate business combinations that occurred prior to the date of transition under A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed and there is no impact on opening retained earnings at transition.”  In this regard, please confirm to us that you have applied the provisions of IFRS 1, Appendix B, paragraph B2 in your analysis of past business combinations to determine that there are no other adjustments impacting the financial statements at the date of transition.

Response:  The Company confirms that it has applied the provisions of IFRS 1, Appendix B, paragraph B2 in its analysis of past business combinations and there are no other adjustments impacting the financial statements at the date of transition.  Specifically, the Company considered whether there were intangibles acquired and recognized in material past business combinations that do not meet the requirements for recognition under A-IFRS.  Historically, intangibles acquired through business combinations included non-compete agreements and tradenames and the Company believes these assets continue to qualify for recognition under A-IFRS.  The Company therefore did not write-off any intangibles upon adoption of A-IFRS.

The Company also considered whether there were any assets not recognized under previous Australian Generally Accepted Accounting Principles that would be recognized under A-IFRS and noted no material items. The Company specifically considered whether there were any intangibles such as customer lists, zoning or permitting licenses, or royalty arrangements which met the definition of an intangible in accordance with IAS 38, “Intangible Assets.”  The Company noted no items that had not been recognized that were both separable from the entity or arose out of a contractual obligation, and had future economic value.

NOTE 2 – SEGMENT INFORMATION, PAGE F-18

15.                 You indicate that business segments are presented along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines.  Tell us what consideration you have given to providing the disclosure requirements of paragraph 69 of IAS 14 on a disaggregated basis for Australia and China.

Response: The Company advises the Staff that its operations in China do not meet the ten percent disclosure requirement of IAS 14 paragraph 69.  Specifically, the Company’s operations in China represented:

•                0.9% and 1.0% of consolidated revenues to external customers in the fiscal years ended March 31, 2006 and 2005, respectively;

•                0.9% and 0.9% of total assets as at March 31, 2006 and 2005, respectively; and

•                0.1% and 0.3% of total costs incurred for the purchase of property, plant and equipment and intangibles during the fiscal years ended March 31, 2006 and 2005, respectively.

Therefore, Australia and China have not been disaggregated for purposes of segment reporting as the operations in China do not meet the ten percent disclosure requirements as demonstrated above.

NOTE 23 – CONTRIBUTED EQUITY, PAGE F-29

16.                 We note that under your Universal Share Plan employees may acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration.  Tell us how you have accounted for shares issued under this plan for both A-IFRS and US GAAP purposes.  Tell us what consideration you have given to disclosing this accounting treatment.

Response: The Company advises the Staff that shares issued for no consideration under the Universal Share Plan (USP) were recognized as an expense at their fair value which was calculated at the market price on the date of issuance under both A-IFRS and US GAAP.  Total expense recognized for the fiscal years ended March 31, 2006 and 2005 was US$0.4 million and US$0.7 million, respectively.  The accounting for the USP is covered by the Company’s accounting policy in respect of “Share-based Payments” and given the immateriality of the amounts involved, no further disclosures were considered necessary.

NOTE 38 – CONTINGENT LIABILITIES, PAGE F-50

17.                 Tell us what consideration you gave to disclosing the contingencies surrounding the legal proceedings you disclosed under the caption Legal Proceedings on pages 120 and 121.  Please consider the appropriate disclosures required by IAS 37 for IFRS purposes and SFAS 5 and SAB Topic 5Y for US GAAP purposes.

Response: The Company advises the Staff that consideration was given to disclosing the legal proceedings described on pages 120 and 121 as contingent liabilities in accordance with IAS 37 for IFRS purposes, and SFAS 5 and SAB Topic 5Y for US GAAP purposes.  Under both Standards, the Company believes that additional disclosure was not necessary.

Paragraph 86 of IAS 37 states:

Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the balance sheet date a brief description of the nature of the contingent liability and, where practicable:

(a)               an estimate of its financial effect, measured under paragraphs 36-52;

(b)              an indication of the uncertainties relating to the amount or timing of any outflow; and

(c)               the possibility of any reimbursement.

In accordance with IAS 37, a contingent liability, and an estimate of its financial effect, should be disclosed “unless the possibility of any outflow in settlement is remote.”  At the time of the issuance of the Annual Report on Form 20-F, the Company believed that the legal proceedings described in pages 120 and 121 had a remote possibility of any material outflow in settlement.  Therefore, disclosures were not presented in the financial statements.

Paragraph 10 of SFAS 5 states that “disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.”  Paragraph 3 of SFAS 5 defines reasonably possible and remote as:

b.  Reasonably possible.  The chance of the future event or events occurring is more than remote but less than likely.

c.  Remote.  The chance of the future event or events occurring is slight.

For the same reasons as discussed in relation to IAS 37, the Company believed that the threshold for disclosure had not been met.  The Company has assessed the likelihood of a material loss or additional loss having been incurred with respect to the items described on pages 120 and 121 as being remote.

The Company does acknowledge the Staff’s comment and will continue to monitor its legal proceedings with a view to disclose any contingencies when the risk of loss is more than remote.

NOTE 40 – UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION – E. DEFERRED INCOME TAX BALANCES, PAGE F-54

18.                 We note that under A-IFRS, deferred taxes are recognized only to the extent that it is more likely than not that suitable taxable profit is expected to be available.  Under US GAAP, deferred tax assets are recognized at their full amounts and reduced by a valuation allowance to the extent it is more likely than not that suitable taxable profits will not be available.  As such, it is unclear to us why the deferred income tax assets under US GAAP at March 31, 2006 and 2005 of $103.7 million and $78.8 million, respectively, were lower than the $120.9 million and $96.6 million deferred income tax assets as of March 31, 2006 and 2005, respectively.  Please clarify.

Response:  The Company advises the Staff that the deferred tax assets disclosed for US GAAP purposes are derived from the difference between the balance sheet amounts recorded under US GAAP and the tax basis used for income tax purposes.  The tax basis is the same under US GAAP or A-IFRS.  However, the balance sheet amounts under US GAAP are different than the balance sheet amounts recorded under A-IFRS.  These differences between the balance sheet amounts under US GAAP and the balance sheet amounts recorded under A-IFRS are enumerated in the adjustments listed in the US GAAP reconciliation in Note 40 to the audited consolidated financial statements.  The Company also advises the Staff that the application of the rules for recognizing a deferred tax asset valuation allowance under US GAAP did not result in a difference in the tax asset recognized under US GAAP versus A-IFRS.

In future Annual Reports on Form 20-F, the disclosure will be modified to read as follows (the proposed disclosure includes 2006 figures for illustrative purposes):

Under both A-IFRS and US GAAP, deferred taxation liabilities are provided on differences between the book and tax bases of assets and liabilities except in certain limited circumstances.  Under A-IFRS, deferred tax assets are recognized for future deductions and utilizations of tax carry forwards to the extent that it is more likely than not that suitable taxable profit is expected to be available.  Under US GAAP, deferred tax assets are recognized at their full amounts and reduced by a valuation allowance to the extent it is more likely than not that suitable taxable profits will not be available.

The book values of US GAAP assets and liabilities are different from the book value of A-IFRS assets and liabilities.  Therefore, the deferred tax asset/liability balances are different under US GAAP compared to A-IFRS. The tax basis is the same under US GAAP or A-IFRS.  Deferred income tax assets under US GAAP at March 31, 2006 were $103.7 million and at March 31, 2005 were $78.8 million.  Under A-IFRS, all deferred tax balances are classified as non-current.  Under US GAAP, deferred tax balances are classified as current or non-current based on the classification of assets and liabilities to which temporary differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

NOTE 40 – UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION – O. OVERBURDEN REMOVAL, PAGE F-59

19.                 We note that under A-IFRS you capitalize overburden removal costs that provide benefit over multiple periods and amortize that cost over the periods benefited.  Tell us what consideration you have given to disclosing this accounting policy within your Significant Accounting Policies.

Response: The Company advises the Staff that it considered disclosure of the accounting policy for capitalized overburden but did not feel that the balance of capitalized overburden was material.  As described in Note 40 to the audited consolidated financial statements, overburden removal costs incurred on operating mines resulted in an asset balance of US$14.0 million (0.3% of total assets) as at March 31, 2006 and US$14.8 million (0.3% of total assets) as at March 31, 2005.  Additionally, the impact on profit before taxes of capitalizing and amortizing overburden removal costs versus immediately expensing was US$1.1 million (0.1% of profit before taxes) in the year ended March 31, 2006 and US$1.4 million (0.2% of profit before taxes) in the year ended March 31, 2005.

**********

In response to the Staff’s request, the Company acknowledges that:

A.                     it is responsible for the adequacy and accuracy of the disclosure in its filings;

B.                       Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

C.                       it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

Please contact me at (561) 820-8469 with any further questions or comments regarding the responses in this letter.

Very truly yours,

/s/ Tom Burmeister

Tom Burmeister

Appendix 1

Urgent Issues Group	Interpretation 1031
July 2004

Accounting for the
Goods and Services Tax
(GST)

Obtaining a Copy of this Interpretation

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ISSN 1449-8316

PREFACE

Main Features of this Interpretation

This Interpretation is applicable to annual reporting periods beginning on or after 1 January 2005. Early adoption of this Interpretation is not permitted. Application of this Interpretation will begin in the context of adopting all Australian equivalents to International Financial Reporting Standards. The requirements of Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards must be observed. AASB 1 requires prior period information, presented as comparative information, to be restated as if the requirements of this Interpretation had always applied. This differs from previous Australian requirements where changes in accounting policies did not require the restatement of the income statement and balance sheet of the preceding period.

The Interpretation requires revenues, expenses and assets (other than receivables) to be recognised net of the GST, except where the GST is not recoverable from the taxation authority. Receivables and payables are to be recognised inclusive of the GST. The Interpretation also requires cash flows to be included in the cash flow statement on a gross basis.

Comparison with Superseded Requirements

There is no substantive difference with the previous requirements in Australia in the superseded UIG Abstract 31 Accounting for the Goods and Services Tax (GST). However, the requirements concerning the accounting for costs incurred to update existing systems or create new systems have been deleted because they are now covered by Accounting Standards AASB 116 Property, Plant and Equipment and AASB 138 Intangible Assets.

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URGENT ISSUES GROUP

INTERPRETATION 1031

ACCOUNTING FOR THE
GOODS AND SERVICES TAX (GST)

ISSUE

1.                  Legislation to introduce the goods and services tax (GST) on 1 July 2000, titled A New Tax System (Goods and Services Tax) Act 1999, was assented to on 8 July 1999. The GST replaced the wholesale sales tax regime and a number of other taxes.

2.                  The GST legislation provides that the price quoted for the supply of goods and services and the price paid by the purchaser must include the amount of the GST where applicable. As such, the gross proceeds collected by the supplier includes the amount of GST. The GST is collected on behalf of the taxation authority. The purchaser of goods and services subject to the GST is, in many circumstances, able to obtain input tax credits for the GST included in the price of the goods and services acquired. Therefore, the price paid by the purchaser includes the GST that will be recovered from the taxation authority where an input tax credit can be claimed.

3.                  While authoritative requirements in Australia do not deal specifically with accounting for the GST, Accounting Standard AASB 118 Revenue defines revenue, specifies revenue recognition criteria and states that amounts collected on behalf of third parties such as goods and services taxes are excluded from revenue. Furthermore, AASB 102 Inventories provides that the cost of purchase of inventories does not include taxes that are subsequently recoverable from taxation authorities.

4.                  Concern has been expressed that, in the absence of authoritative guidance concerning accounting for the GST in general purpose financial reports, diverse or unacceptable practice may occur or develop and that this will undermine the relevance and reliability of general purpose financial reports.

5.                  The issues are:

(a)            whether the GST should be recognised as part of the revenue of a supplier and as part of the cost of acquisition of assets and/or part of an item of expense of a purchaser; and

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(b)           whether amounts reported in the statement of cash flows should be reported on a gross basis.

CONSENSUS

6.                  Revenues, expenses and assets shall be recognised net of the amount of goods and services tax (GST), except where paragraphs 7 and 8 apply.

7.                  The amount of GST incurred by a purchaser that is not recoverable from the taxation authority shall be recognised as part of the cost of acquisition of an asset or as part of an item of expense.

8.                  Receivables and payables shall be stated with the amount of GST included.

9.                  The net amount of GST recoverable from, or payable to, the taxation authority shall be included as part of receivables or payables in the balance sheet.

10.     Cash flows shall be included in the cash flow statement on a gross basis, subject to paragraph 11 and to AASB 107 Cash Flow Statements.

11.            The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority shall be classified as operating cash flows.

Application

12.            This Interpretation applies to:

(a)            each entity that is required to prepare financial reports in accordance with Part 2M.3 of the Corporations Act 2001 and that is a reporting entity;

(b)            general purpose financial reports of each other reporting entity; and

(c)            financial reports that are, or are held out to be, general purpose financial reports.

13.          The requirements of this Interpretation regarding cash flow statements also apply to each non-reporting entity that is required

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to prepare financial reports in accordance with Part 2M.3 of the Corporations Act.

14.            This Interpretation applies to annual reporting periods beginning on or after 1 January 2005.

15.            This Interpretation shall not be applied to annual reporting periods beginning before 1 January 2005.

16.            The requirements specified in this Interpretation apply to the financial report where information resulting from their application is material in accordance with AASB 1031 Materiality.

17.            When applicable, this Interpretation supersedes Abstract 31 Accounting for the Goods and Services Tax (GST), as issued in January 2000.

18.            Abstract 31 remains applicable until superseded by this Interpretation.

DISCUSSION

19.            The GST is a tax on the supply of goods and services which is ultimately borne by the final consumer but is collected at each stage of the production and distribution chain. The terms “taxable supply”, “input taxed”, “input tax credit”, “GST-free” and “registered entity” have the same meaning as in A New Tax System (Goods and Services Tax) Act 1999.

20.            AASB 118, paragraph 7, defines revenues as “inflows of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity participants.” The GST component of the transaction price does not constitute revenue of the vendor. This is because the transaction gives rise to a present obligation to remit the amounts of the tax collected to the taxation authority. This is reflected in AASB 118, paragraph 8, which states that amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity.

21.            Where an entity undertakes taxable and GST-free activities, it is entitled to claim input tax credits and recover from the taxation authority the GST included in the purchase price of supplies. This Interpretation reflects the view that in these cases the GST is not part

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of the cost of the asset acquired or the expense incurred. This is consistent with the Framework for the Preparation and Presentation of Financial Statements, which states that “expenses are recognised in the income statement when a decrease in future economic benefits related to a decrease in an asset or an increase of a liability has arisen that can be measured reliably.” It is also consistent with AASB 102, which provides that the cost of purchase of inventories does not include taxes that are subsequently recoverable from the taxing authorities. In addition, AASB 116 Property, Plant and Equipment and AASB 138 Intangible Assets require assets acquired to be recognised at their cost, being the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or construction (production). Therefore, recoverable GST would not be included in the cost of acquisition.

22.            Where an entity undertakes input-taxed activities, the amount of the GST incurred comprises part of the cost of acquisition of the related asset or expense item to the extent that it is not recoverable from the taxation authority. This is because, in these cases, the entity cannot recover the amount of the GST included in a transaction from the taxation authority and, therefore, must sacrifice future economic benefits and suffer a decrease in equity resulting from the amount of the GST included in the price of the supplies.

23.            In some cases, an entity carries on a business that comprises a mix of input-taxed activities and taxable activities and GST-free activities. In these circumstances, the entity is not entitled to claim an input tax credit in respect of its input-taxed activities. In these cases, the legislation provides that the related GST is apportioned between input-taxed and other activities in measuring the recognised amount of the acquisition cost. In some cases, periodic adjustments will need to be made in respect of the apportionment. Where the related item is a depreciable asset, consequential adjustments will need to be made to reflect revisions of the acquisition cost and carrying amount of the asset. These adjustments are in the nature of revisions of the depreciable amount and would be accounted for in accordance with the requirements of AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

24.            Receivables and payables are required to be recognised on a gross basis, that is, inclusive of the amount of the GST. This is because the total amount of the transaction as represented by the price is the amount that will be paid or received by the entity. In addition, the net amount of GST receivable from, or payable by the entity to, the taxation authority is also recognised as part of receivables or payables in the balance sheet.

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25.            AASB 107 requires cash flows to be classified as arising from operating, investing or financing activities. This Interpretation reflects the principle that all cash flows of the entity, including those relating to the GST component of a receipt or payment, should be reported on a gross basis in the cash flow statement in accordance with AASB 107. The Interpretation also specifies that the GST component of financing and investing activities which are recoverable from, or payable to, the taxation authority should be classified as part of cash flows from operating activities. This means that investing and financing cash flows are presented net of the GST that is recoverable from, or payable to, the taxation authority and all cash flows relating to GST recoverable from, or payable to, the taxation authority are included in operating cash flows.

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REFERENCES

Australia

The Urgent Issues Group discussed Issues Paper 04/3 “Revision of Various UIG Abstracts for 2005” in relation to this Interpretation at meetings on 4 May and 10 June 2004. In developing the superseded Abstract, the UIG discussed Issue Summary 99/9 “Accounting for the Goods and Services Tax (GST)” at meetings on 4 November and 16 December 1999.

Accounting Standard AASB 102 Inventories Accounting

Standard AASB 107 Cash Flow Statements

Accounting Standard AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors

Accounting Standard AASB 116 Property, Plant and Equipment

Accounting Standard AASB 118 Revenue

Accounting Standard AASB 138 Intangible Assets

Framework for the Preparation and Presentation of Financial Statements

Canada

Emerging Issues Committee Abstract EIC-18 Accounting for the Goods and Services Tax

New Zealand

Financial Reporting Standard FRS-19 Accounting for Goods and Services Tax

United Kingdom

Statement of Standard Accounting Practice SSAP 5 Accounting for Value Added Tax

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